UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

EXPLANATORY NOTE

Exhibit 99.1 to this Report on Form 6-K contains a discussion and analysis of the results of operations and financial condition of XP Inc. (the “Company”) for the nine-month periods ended September 30, 2025 and 2024, including certain recent developments regarding the business of the Company.

This Report on Form 6-K, including Exhibit 99.1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 99.1 hereto, include those described under the caption “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on February 23, 2026 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Victor Andreu Mansur Farinassi
Name:	Victor Andreu Mansur Farinassi
Title:	Chief Financial Officer

Date: February 23, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of XP Inc. for the nine-month periods ended September 30, 2025 and 2024